UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 1-36313

TIMKENSTEEL CORPORATION SAVINGS PLAN FOR CERTAIN BARGAINING EMPLOYEES (Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Unaudited Financial Statements and Supplement Schedule
December 31, 2016 and 2015, and Year Ended December 31, 2016

PAGE
Financial Statements:
Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Statements of Net Assets Available for Benefits
(Unaudited)

	December 31,
	2016	2015
Assets:
Investments, at fair value:
Interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$1,611,737	$1,484,332
Receivables:
Participant notes receivable	7,928	5,871
Total receivables	7,928	5,871

Net assets available for benefits	$1,619,665	$1,490,203
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016
(Unaudited)

Additions:
Interest income from participant notes receivable	$249
Investment gain:
Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	178,082
Contributions:
Participants	12,068
TimkenSteel Corporation	8,942
Rollover	10,644
Total contributions	31,654
Total additions	209,985

Deductions:
Benefits paid directly to participants	80,439
Administrative expenses	84
Total deductions	80,523

Net increase	129,462

Net assets available for benefits:
Beginning of year	1,490,203
End of year	$1,619,665
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements
December 31, 2016 and 2015, and Year Ended December 31, 2016
1. Description of the Plan
The following description of TimkenSteel Corporation` Savings Plan for Certain Bargaining Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was established effective June 30, 2014 in connection with the spinoff (spinoff) of TimkenSteel Corporation (the Company) from The Timken Company (Timken). In the spinoff, Timken transferred certain assets and liabilities relating to TimkenSteel Corporation employees and retirees to the Plan.
General
The Plan is a defined contribution plan, which covers full-time hourly employees of the Company who are members of the Workers Union Local 10. Employees of the Company become eligible to participate in the Plan on the first of the month after one full calendar month of full-time employment or following completion of one year of service and 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants may elect to contribute between 1% and 75% of their eligible earnings on a pretax basis directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants are also able to contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans, except Roth rollovers. The Company matches participant contributions (Company Matching Contributions) at an amount equal to 100% on the first 3% of the participant’s eligible earnings.
Upon enrollment, a participant may elect to direct his or her contribution in 1% increments to any of the Plan’s investment options. Participants have access to their account information and the ability to make changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information and certain changes may also be made through the Internet.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balance (as defined in the Plan). Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company Matching Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

Vesting
Participants are immediately vested in their contributions, rollover contributions, and Company Matching Contributions, plus actual earnings thereon.
Participant Notes Receivable
Participants may borrow from their vested interest in their total account a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balance during the past 12 months or (2) 50% of their total vested account balance. Loan terms generally cannot exceed five years for general purpose loans and thirty years for residential loans.
The loans are secured by the balance in the participant’s vested account and bear interest at an interest rate of 1% in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions or direct payments from participants.
Payment of Benefits
Upon termination of service with the Company, participants having a vested account balance greater than $5,000 have the option of (i) transferring their account balance to another qualified plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, or (iii) leaving their vested account balance in the Plan. Participants with balances between $1,000 and $5,000 may elect to receive a distribution or roll over their vested balances to another qualified plan or Individual Retirement Account. Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance. Participants electing to leave their vested assets in the Plan may do so until age 70 ½ after which time the lump-sum or installment distribution options would apply.
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.
Forfeitures
Under the provisions of the Plan, when forfeitures occur, it shall be applied to pay Plan fees and expenses, to make special contribution for restoration of prior forfeitures, and reduce future Company contributions. There was $15 in forfeitures as of December 31, 2016. There were no forefeitures balances as of December 31, 2015.
Plan Transfers
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company, may be eligible to transfer account balances between plans. Transfers between the Plan are subject to approval by the Plan Administrator.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, Great-West Trust Company, LLC (Trustee), shall distribute to each participant the balance in their separate account, which becomes fully vested at the date of Plan termination.

2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain prior year amounts have been reclassified to conform to the current presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company's Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by the Company.
The Plan's Trustee maintains a collective investment trust of common shares of TimkenSteel Corporation and a collective investment trust of common shares of the Timken Company, in which the Company’s defined contribution plans participate on a unit basis. Participation units in TimkenSteel Corporation ESOP Stock Fund and Timken Company Stock Fund are valued at net asset value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when received.
Participant Notes Receivable
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960),Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. The amendments in this update require that a Plan’s interest in a master trust and any change in that interest be presented in a separate line item in the statement of net assets and in the statement of net assets available for plan benefits. The amendments in the ASU also require all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted.  The Plan anticipates adopting this ASU effective January 1, 2017 and does not anticipate this adoption will have a significant impact on the net assets available for plan benefits.
In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the financial statements. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2015. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015 and the disclosures in Note 4 are presented accordingly.
In July 2015, the FASB issued ASU No. 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient - consensuses of the Emerging Issues Task Force. The amendments in this update (I) require a pension plan to use contract value as the only measure for fully benefit-responsive investment contracts, (II) simplify and increase the effectiveness of the investment disclosure requirements for employee benefit plans, and (III) provide benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. The amendments in this update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Part I and Part II shall be applied retrospectively to all periods presented, while the amendments in Part III shall be applied prospectively. Management elected to early adopt Part I and II as of December 31, 2015, and the presentation of the financial statements and notes herein is presented accordingly.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

Evaluation of Subsequent Events
The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2016, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.  Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no additional events that were required to be recognized or disclosed.

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
The following table presents the fair values of investments in the Master Trust as of December 31, 2016 and 2015:

	2016	2015
Investments, at Fair Value:
Company ESOP Fund and Timken Company Stock Fund	$77,822,014	$47,226,354
Registered Investment Companies	153,708,668	147,525,992
Common Collective Trust Funds	167,924,807	162,544,656

Net Assets of Master Trust	$399,455,489	$357,297,002

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

The following table presents changes in net assets in the Master Trust as of December 31, 2016:

Additions:
Investment gain:
Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$59,446,132
Contributions:
Participants	11,901,672
Participant rollovers	4,688,256
TimkenSteel Corporation	1,351,638
Total contributions	17,941,566
Total additions	77,387,698

Deductions:
Benefits paid directly to participants	35,083,248
Administrative expenses	145,963
Total deductions	35,229,211

Net increase	42,158,487

Net assets available for benefits:
Beginning of year	357,297,002
End of year	$399,455,489
The net investment gain of the Master Trust for the year ended December 31, 2016, is summarized as follows:

Net appreciation in fair value of investments	$54,418,772
Interest and dividend income	5,027,360
Investment gain before expenses	59,446,132
Investment manager and administrative expenses	(145,963)
Total	$59,300,169

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

The Plan’s ownership percentage in the Master Trust as of December 31, 2016 and 2015 was 0.40% and 0.42%, respectively. The following table provides the investment percentage specific to the Plan’s ownership percentage in the Master Trust as of December 31, 2016 and 2015, respectively.

	2016	2015
Investment Program
American Funds EuroPacific Growth - R6	0.1%	0.1%
American Funds Washington Mutual - R6	—%	—%
American Beacon Small Cap Value - Inst	—%	—%
Vanguard Target Retirement Income Fund	0.2%	0.1%
Vanguard Target Retirement Fund 2015	0.1%	0.1%
Vanguard Target Retirement Fund 2025	—%	—%
Vanguard Target Retirement Fund 2035	0.1%	0.1%
Vanguard Target Retirement Fund 2045	0.1%	0.1%
Vanguard Target Retirement Fund 2020	—%	—%
Vanguard Target Retirement Fund 2030	0.2%	0.3%
Vanguard Target Retirement Fund 2040	0.2%	0.1%
Vanguard Target Retirement Fund 2050	0.4%	0.4%
T Rowe Price Inst Large Cap Core Growth - Inst	0.2%	0.2%
Wells Fargo Small Company Growth	—%	—%
SSgA Russell Small Cap Index NL-A	0.3%	0.3%
JPMorgan Core Bond	0.4%	0.4%
JPMCB Equity Index - CF	1.3%	1.3%
The Timken Company Stock Fund	0.4%	0.4%
TimkenSteel Corporation ESOP Stock Fund	0.1%	0.1%
Wells Fargo Stable Value Fund - E	0.7%	0.7%
Wells Fargo Stable Value Fund - W	—%	—%

4. Fair Value Measurements
The fair value framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets at fair value on a recurring basis as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$153,708,668	$153,708,668	—	—
Total assets in the fair value hierarchy	153,708,668	153,708,668	—	—
Investments measured at net asset value (a)	245,746,821	—	—	—
Total Assets of Master Trust	$399,455,489	$153,708,668	$—	$—

	Assets at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$147,525,992	$147,525,992	—	—
Total assets in the fair value hierarchy	147,525,992	147,525,992	—	—
Investments measured at net asset value (a)	209,771,010	—	—	—
Total Assets of Master Trust	$357,297,002	$147,525,992	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered investment companies are valued at the daily closing price as reported by the fund. The funds held by the Plan are open-ended funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.

Common Collective Trust Funds are valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2016 and 2015:

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$33,443,600	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	71,922,458	Not applicable	Daily	Trade Day + 1 Day
SSgA Russell Small Cap Index NL-A	18,386,108	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	44,172,641	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	44,485,857	Not applicable	Daily	Trade Day
Timken Company Stock Fund	33,336,157	Not applicable	Daily	Trade Day
Total	$245,746,821

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$33,608,073	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	69,950,895	Not applicable	Daily	Trade Day + 1 Day
SSgA Russell Small Cap Index NL-A	16,175,881	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	42,809,807	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	18,949,729	Not applicable	Daily	Trade Day
Timken Company Stock Fund	28,276,625	Not applicable	Daily	Trade Day
Total	$209,771,010

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

Investments held by the Master Trust as of both December 31, 2016 and 2015 included the following:
The JPMorgan Core Bond Funds include investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in these funds has been determined using the net asset value per share.
The JPMCB Equity Index - CF includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.
The SSgA Russell Small Cap Index NL-A includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.
The Wells Fargo Stable Value Funds E & W are collective investment funds that actively manage a diversified portfolio of investment contracts, and the associated portfolio of underlying assets.
An investment by a plan in these funds results in the issuance of a given number of participation interests (Units) in the fund for the Plan's account. The fair value of the investments in this fund have been determined using the net asset value per share.
The TimkenSteel Corporation ESOP Fund is a collective investment fund that holds Timken Steel Corporation common stock and money market funds. The fair value of the participation units of this fund have been determined using the net asset value per share.
The Timken Company Stock Fund is a collective investment fund that holds Timken Company common stock and money market funds. The fair value of the participation units of this fund have been determined using the net asset value per share.

5. Related-Party Transactions
Related-party transactions include investments in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund. Transactions involving these investments are allowable party-in-interest transactions under ERISA.
The following is a summary of transactions in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund with the Master Trust for the year ended December 31, 2016:

Purchased and transferred in	$34,961,628
Sold and transferred out	$40,495,769
Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services.
6. Income Tax Status
The IRS has determined and informed the Plan Administrator, by a letter dated May 31, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

7. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
EIN #46-4024951 Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2016

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates ranging from 4.25% to 4.5% with various maturity dates.	$7,928

*Indicates party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
SAVINGS PLAN FOR CERTAIN BARGAINING EMPLOYEES

Date:	June 28, 2017	/s/ Tina M. Beskid
Tina M. Beskid Vice President, Corporate Controller & Investor Relations TimkenSteel Corporation